Schedule 13D                                    --------------------------------
Cusip No. 731745105                                      OMB APPROVAL
                                                --------------------------------
                                                 OMB Number:         3235-0145
                                                 Expires:    December 31, 2005
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                                                 hours per response.........11
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Polymer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    731745105
                                 --------------
                                 (CUSIP Number)

               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
              MatlinPatterson Global Opportunities Partners B, L.P.
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                           9,875,183

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                           9,875,183

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           9,875,183
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           75.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                           2,857,063

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                           2,857,063

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,857,063
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           28.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Opportunities Partners B, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                             132,581

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                             132,581

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           132,581
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          11,346,235

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          11,346,235

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,346,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          11,346,235

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          11,346,235

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,346,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Mark P. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          11,346,235

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          11,346,235

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,346,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          11,346,235

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          11,346,235

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,346,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          11,346,235

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          11,346,235

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,346,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
--------------------------------------------------------------------------------

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          11,346,235

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          11,346,235

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           11,346,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           78.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 731745105

Introduction.
------------

                  This Schedule Amendment No. 3 amends and supplements the
Schedule 13D Statement filed on March 17, 2003 (the "Initial Statement") as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on April 14, 2003 ("Schedule Amendment No. l"), as amended and supplemented by Amendment No. 2 to Schedule 13D, filed on June 5, 2003 ("Schedule Amendment No. 2"). The Initial Schedule 13D, Schedule Amendment No. 1, Schedule Amendment No. 2 and Schedule Amendment No. 3 are collectively referred to herein as the "Statement".

                  Capitalized terms used and not defined in this Schedule Amendment No. 3 shall have the meanings set forth in the Statement.

                  The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners B, L.P., (the "Opt-Out Fund") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., ("Matlin Partners (Bermuda)"), collectively with the Opt-Out Fund and Matlin Partners Delaware, "Matlin Partners"), a limited partnership organized under the laws of Bermuda, (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each, as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the beneficial ownership of the Reporting Persons in Polymer Group, Inc. (the "Issuer") pursuant to the Debtor's Joint Second Amended and Modified Plan of Reorganization (the "Plan"), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

                  Schedule Amendment No. 1 was filed for the purpose of disclosing the execution of a letter agreement on April 11, 2003 (the "Letter Agreement") between the Issuer and Matlin Partners (Delaware).

                  Schedule Amendment No. 2 was filed for the purpose of disclosing (1) the execution of Amendment No. 1 (the "Note Amendment"), dated as of May 30, 2003, among the Issuer, each of the entities identified under the caption "Guarantors" on the signature pages thereto and Matlin Partners (Delaware) amending the Senior Subordinated Note Purchase Agreement dated as of March 5, 2003 and the Senior Subordinated Note and (2) the amendment of the

Schedule 13D
Cusip No. 731745105

Convertible Notes pursuant to the Supplemental Indenture (the "Supplemental Indenture") dated as of May 30, 2003 among the Issuer, the subsidiary guarantors named therein and Wilmington Trust Company, as trustee.

                  This Schedule Amendment No. 3 is filed on behalf of the Reporting Persons for the purpose of (1) amending certain information that has changed since the filing of Amendment No. 2, (2) disclosing the consummation on April 27, 2004 of the transactions contemplated by the Exchange Agreement, a copy of which is attached hereto as Exhibit 14 (the "Exchange Agreement") by and among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda), relating to the refinancing of the Issuer (the "Notes Exchange") and (3) disclosing the filing of the Certificate of Designations to the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is attached hereto as Exhibit 15 (the "Certificate of Designations") filed on April 27, 2004 with the Secretary of State of the State of Delaware.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end of said Item 3 as follows:

                  Pursuant to the Exchange Agreement, the Reporting Persons became the beneficial owners of 42,633 shares of 16% Series A Convertible Pay-In-Kind Preferred Stock, $0.01 par value per share, of the Issuer (the "Preferred Stock") in consideration for the exchange of $42,632,842 aggregate principal amount of the Convertible Notes (including accrued but unpaid interest thereon) held by the Reporting Persons. The shares of Preferred Stock are immediately convertible into approximately 5,846,790 shares of Class A Common Stock. The terms of the Exchange Agreement and Preferred Stock are described in Subsection IV of Item 6 of Amendment No. 3. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 of the Initial Statement is hereby amended and restated as follows:

                  The Class A Common Stock held by Matlin Partners and Preferred Stock acquired pursuant to the Exchange Agreement by Matlin Partners were acquired as more fully described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item
4. Matlin Partners currently holds such Class A Common Stock and Preferred Stock for investment purposes subject to the next paragraph.

                  Subject to the agreements and arrangements described in Item 6 hereof, the Reporting Persons continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Class A Common Stock or Preferred Stock of the Issuer will be acquired by Matlin Partners and/or by other accounts and funds which Matlin Global Partners is the general partner and/or investment manager or whether Matlin Partners and/or any such other accounts or funds will dispose of Class A Common Stock or Preferred Stock of the Issuer. At any time, additional Class A Common Stock or Preferred Stock may be acquired or some or

Schedule 13D
Cusip No. 731745105

all of the Class A Common Stock or Preferred Stock of the Issuer beneficially owned by Matlin Partners may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

                  Lap Chan, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the Issuer, Lap Chan may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

                  Ramon Betolaza, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the Issuer, Ramon Betolaza may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

                  Michael Watzky, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the Issuer, Michael Watzky may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

Item 5 of the Initial Statement is hereby amended and restated as follows:

         (a)      (i)      As of the date hereof, (A) Matlin Partners
(Delaware), is a direct beneficial owner of 9,875,183 shares of Class A Common Stock consisting of 5,499,445 shares of Class A Common stock and 31,907 shares of Preferred Stock, which are immediately convertible into 4,375,738 shares of Class A Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 9,875,183 shares of Class A Common Stock consisting of 5,499,445 shares of common stock and 31,907 shares of Preferred Stock, which are immediately convertible into 4,375,738 shares of Class A Common Stock. The 9,875,183 shares of Class A Common Stock represent beneficial ownership of approximately 75.5% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming conversion of the Preferred Stock beneficially owned by the Reporting Persons).

                  (ii) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Class A Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share is 25.2% in relation to the Class A Common Stock beneficially owned by Matlin

Schedule 13D
Cusip No. 731745105

Partners (Delaware) representing 1,386,011 shares of Class A Common Stock. In addition, (A) Matlin Partners (Bermuda), is a direct beneficial owner of 10,726 shares of Preferred Stock, which are immediately convertible into 1,471,052 shares of Class A Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 10,726 shares of Preferred Stock, which are immediately convertible into 1,471,052 shares of Class A Common Stock. As a result of such participation interest and direct beneficial ownership, Matlin Partners (Bermuda) may be deemed to be the beneficial owner of 2,857,063 shares of Class A Common Stock. The 2,857,063 shares of Class A Common Stock represent beneficial ownership of approximately 28.1% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming conversion of the Preferred Stock).

                  (iii) Matlin Partners (Delaware) and the Opt-Out Fund have entered into a Participation Agreement (the "Opt-Out Fund Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, the Opt-Out Fund holds a participation interest in 2.4108% of the right, title and interest in the Class A Common Stock beneficially owned by Matlin Partners (Delaware) representing 132,581 shares of Class A Common Stock. As a result of such participation interest, the Opt-Out Fund may be deemed to be the beneficial owner of 132,581 shares of Class A Common Stock. The 132,581 shares of Class A Common Stock represent beneficial ownership of approximately 1.5% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming no conversion of any of the Preferred Stock).

                  (iv) Matlin Global Partners serves as General Partner of Matlin Partners. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares owned by Matlin Partners (Delaware).

                  (v) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners (Delaware).

                  (vi) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners (Delaware).

                  (vii) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners (Delaware).

                  (viii) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

         (b) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons (i) beneficially

Schedule 13D
Cusip No. 731745105

owns any shares of Class A Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Class A Common Stock owned by other parties.

                  The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Class A Common Stock owned by other parties.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         ---------------------------------------------------------------------

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following Subsection IV to the end of said Item 6 as follows:

IV.      The Notes Exchange

                  On April 23, 2004, the Exchange Agreement was entered into by and among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda), which Exchange Agreement contemplated a privately negotiated exchange exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to which $42,632,842 aggregate principal amount of the Convertible Notes (including accrued but unpaid interest thereon) held by the Reporting Persons would be exchanged for one share of Preferred Stock for each $1,000 in principal amount of Convertible Notes held by Matlin Partners (Delaware) and one share of Preferred Stock for each $1,000 of accrued but unpaid interest thereon (together with an additional share of Preferred Stock for any fractional amounts).

                  The consummation of the Notes Exchange was conditioned upon, among other things, (i) filing of the Certificate of Designations reasonably acceptable to Matlin Patterson (Delaware) containing the rights, preferences and privileges of the Preferred Stock, (ii) the waiver of the Board of Directors of the Issuer of preemptive rights under the Shareholders Agreement with respect to the issuance of the Preferred Stock, (iii) the entering into by the Issuer of a New Credit Facility (the "New Credit Facility") providing for the refinancing of the Issuer's outstanding indebtedness under the Issuer's senior credit facility, and (iv) the initial funding under the New Credit Facility, to be concurrent with the closing of the Notes Exchange.

                  On April 27, 2004, the Notes Exchange was consummated in accordance with the terms of the Exchange Agreement as described. As described in Items 3 and 5, pursuant to the Notes Exchange, the Issuer issued to Matlin Partners (Delaware) and Matlin Partners (Bermuda), in the aggregate, 42,633 shares of 16% Series A Convertible Pay-In-Kind Preferred Stock, par value $0.01 per share of the Issuer ("Preferred Stock"), which together with the Class A Common Stock currently held directly by Matlin Partners (Delaware), represent approximately 78.0% of the outstanding Issuer Class A Common Stock (assuming for this purpose conversion of all shares of Preferred Stock).

                  Each share of Preferred Stock is immediately convertible into shares of Class A Common Stock, subject to a mandatory or optional redemption of the Preferred Stock as described below. The number of shares of Class A Common Stock issuable upon conversion of one share of Preferred Stock is initially

Schedule 13D
Cusip No. 731745105

137.14286 per $1,000 liquidation preference of such share, subject to anti-dilution protection as provided for in the Certificate of Designations, which is the equivalent conversion ratio pursuant to which the Convertible Notes were convertible into shares of Class A Common Stock, subject to adjustments for rounding.

                  The holders of Preferred Stock vote together with the holders of the Class A Common Stock on an as converted basis and as a single class on matters related to such class of Preferred Stock as provided for by Delaware law in the same manner as the holders of Common Stock. In addition, so long as any shares of Preferred Stock are outstanding, the Issuer will not, without the consent of at least two-thirds of all shares of Preferred Stock: (i) amend, alter or repeal any provisions of the Issuer's organizational documents so as to adversely affect the Preferred Stock; (ii) authorize or issue, or increase the authorized o issued amount of any senior class of stock; (iii) effect any reclassification of the Preferred Stock; or (iv) without the consent of the holders of a majority of the Preferred Stock authorize or issue, or increase the authorized or issued amount of any stock pari passu with the Preferred Stock or any security convertible into such pari passu stock.

                  Each share of Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of the Issuer, cumulative and compounding dividends at a rate of 16% payable, semi-annually in arrears, at the option of the Issuer by either the issuance of shares of Preferred Stock ("PIK"), in cash or a combination thereof.

                  In the event of a liquidation event (as defined in the Certificate of Designations) each share of Preferred Stock shall be entitled to a liquidation preference in the amount of $1,000 per share plus a similar amount for any accrued and unpaid dividends to such date in preference to any junior securities, including the Common Stock of the Issuer. Thereafter, the Preferred Stock will participate on an as converted basis with the Common Stock. All outstanding shares of the Preferred Stock are mandatorily redeemable by the Issuer on June 30, 2012 at the liquidation amount in either cash or through the issuance of Class A Common Stock, or both, subject to certain conditions. In addition, the Issuer has an optional redemption right with respect to the Preferred Stock based upon the trading price of the underlying Class A Common Stock over certain period of time or in the event the Board of Directors of the Issuer and the holders of at least two-thirds of the Preferred Stock approve such redemption.

                  This disclosure is qualified in its entirety by reference to the Exchange Agreement and the Certificate of Designations which are attached hereto as Exhibit 14 and 15 respectively and which are incorporated herein by reference.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Item 7 of this Statement is amended and supplemented as follows:

         Exhibit No.       Description

         13 Joint Filing Agreement dated as of April 29, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson

Schedule 13D
Cusip No. 731745105

                           Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., David J. Matlin and Mark R. Patterson.

         14 Exchange Agreement dated as of April 23, 2004, by and among Polymer Group, Inc., MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

         15 Certificate of Designation, Powers, Preferences and Rights of 16% Series A Convertible Pay-In-Kind Preferred Stock of Polymer Group, Inc. filed April 27, 2004.

Schedule 13D
Cusip No. 731745105

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 29, 2004

                                         MATLINPATTERSON LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Member

                                         MATLINPATTERSON ASSET MANAGEMENT LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman

                                         MATLINPATTERSON GLOBAL ADVISERS LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman

                                         MATLINPATTERSON GLOBAL PARTNERS LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS (BERMUDA) L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

Schedule 13D
Cusip No. 731745105

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS B, L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         DAVID J. MATLIN

                                         By: /s/ DAVID J. MATLIN
                                             -----------------------------------
                                             Name: David J. Matlin


                                         MARK R. PATTERSON

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name: Mark R. Patterson

Schedule 13D
Cusip No. 731745105

                                  EXHIBIT INDEX

Exhibit No.                         Description

         13 Joint Filing Agreement dated as of April 29, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., David J. Matlin and Mark R. Patterson.

         14 Exchange Agreement dated as of April 23, 2004, by and among Polymer Group, Inc., MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

         15 Certificate of Designation, Powers, Preferences and Rights of 16% Series A Convertible Pay-In-Kind Preferred Stock of Polymer Group, Inc. filed April 27, 2004.

Schedule 13D
Cusip No. 731745105

                                                                      Exhibit 13

                             JOINT FILING AGREEMENT
                           Dated as of April 29, 2004

                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., David J. Matlin and Mark R. Patterson, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Polymer Group, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of April 2004.

                                         MATLINPATTERSON LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Member

                                         MATLINPATTERSON ASSET MANAGEMENT LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman

                                         MATLINPATTERSON GLOBAL ADVISERS LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman

                                         MATLINPATTERSON GLOBAL PARTNERS LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

Schedule 13D
Cusip No. 731745105

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS (BERMUDA) L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS B, L.P.

                                         By: MatlinPatterson Global Partners LLC

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director

                                         DAVID J. MATLIN

                                         By: /s/ DAVID J. MATLIN
                                             -----------------------------------
                                             Name: David J. Matlin


                                         MARK R. PATTERSON

                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name: Mark R. Patterson

                                                                      Exhibit 14


                               EXCHANGE AGREEMENT

         This Exchange Agreement, dated as of April 23, 2004 (this "Agreement"), is made by and among Polymer Group, Inc., a Delaware corporation (the "Company"), and each of the other signatories hereto (the "Noteholders").

                                    RECITALS

         A. The Noteholders are the beneficial owners of $41,302,000 in aggregate principal amount of the Company's 10% Convertible Subordinated Notes due 2007 (CUSIP No. 731745 AJ 4) (all such 10% Convertible Subordinated Notes due 2007 and any such Notes acquired by the Noteholders after the date hereof but on or before the Closing Date (as defined below) are referred to herein as the "Notes");

         B. The Company has entered into the Senior Secured Credit Facilities Commitment Letter dated March 15, 2004 (the "Commitment Letter") with Citigroup North America, Inc. and Citigroup Capital Markets Inc., providing for the refinancing (the Contemplated Refinancing") of all of the Company currently outstanding indebtedness under the Third Amended and Restated and Consolidated Credit Agreement dated as of March 5, 2003 pursuant to a new credit facility (the "New Credit Facility"); and

         C. In order to reduce the Company's overall debt and to facilitate the Contemplated Refinancing, the Company intends to exchange one share of Preferred Stock, par value $0.01 per share, of the Company, with substantially the same rights, preferences privileges as set forth of Schedule A hereto (the "Preferred Stock") for (i) each $1,000 principal amount of currently outstanding Notes held by the Noteholders on the Closing Date, and (ii) each $1,000 of accrued but unpaid interest thereon (together with an additional share of Preferred Stock for any fractional amounts).


                                    AGREEMENT

         The parties to this Agreement, intending to be legally bound hereby, agree as follows:

                                    ARTICLE I

                EXCHANGE OF NOTES AND ISSUANCE OF PREFERRED STOCK

         1.01 Exchange of Notes. Unless the Company shall otherwise request in writing, each Noteholder hereby agrees, severally and not jointly, to exchange to the account at The Depositary Trust Company designated by the Company all of the Notes held by such Noteholder on or prior to the date of the initial funding (the "Closing Date") of the New Credit Facility under the Contemplated Refinancing. The parties hereto agree that such exchange shall for purposes of that certain Indenture dated as of March 5, 2003, among the Company, the guarantors named therein, and Wilmington Trust Company, as amended, (the "Indenture") be deemed a delivery of the Notes by the Company to the Trustee (as defined in the Indenture) for cancellation of the Notes pursuant to Section 2.11 of the Indenture. The obligation of the Noteholders to exchange their Notes is subject only to the conditions that:

         (i) the Company has obtained a waiver of its Board of Directors of preemptive rights under that certain Shareholders Agreement, dated as of March 5, 2003, among the Company and certain of its shareholders (the "Shareholders Agreement"), with respect to the issuance of the Preferred Stock (including the additional Preferred Stock issued to pay dividends on the Preferred Stock);

         (ii) the Company has filed with the Secretary of State of the State of Delaware a Certificate of Designations reasonably acceptable to such Noteholders which shall reflect the rights, preferences and privileges of the Preferred Stock as set forth on Schedule A; and

         (iii) the Company shall have entered into the New Credit Facility substantially on the terms and conditions set forth in the Commitment Letter and the initial funding under the New Credit Facility shall occur on the Closing Date.

         1.02 Issuance of Preferred Stock. Upon receipt of all of the Notes held by the Noteholders, the Company agrees to issue to each Noteholder (to the account of such Noteholder at the Depositary Trust Company from which Notes were delivered) one share of Preferred Stock for:

         (i) each $1,000 principal amount of currently outstanding Notes delivered by such Noteholder (as contemplated in Section 1.01), and

         (ii) each $1,000 of accrued but unpaid interest thereon (together with an additional share of Preferred Stock for any fractional amounts).

The parties agree that if such exchange occurs on April 27, 2004, 42,633 shares of Preferred Stock will be delivered pursuant to this Section 1.02.

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE NOTEHOLDERS

         Each Noteholder hereby represents and warrants to the Company, severally and not jointly, as follows:

         2.01 Organization and Authority of the Noteholders. Such Noteholder has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Noteholder and this Agreement constitutes a legal, valid and binding obligation of such Noteholder enforceable against such Noteholder in accordance with its terms, except as limited by bankruptcy, insolvency and other similar laws or equitable principles generally affecting creditors' rights and remedies.

         2.02  No Conflict; Required Filings and Consents.
               ------------------------------------------

               (a) Rhe execution and delivery of this Agreement by such Noteholder does not, and the performance of this Agreement by such Noteholder will not, (i) conflict with or violate any agreement to which such Noteholder is a party, (ii) conflict with or violate any law applicable to such Noteholder or by which any property or asset of such Noteholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any Notes (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, pledge, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Noteholder.

               (b) The execution and delivery of this Agreement by such Noteholder does not, and the performance of this Agreement by the Noteholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any governmental entity.

         2.03 Ownership of Notes. As of the date hereof, such Noteholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934, as amended (the "Exchange Act"), which meaning will apply for all purposes of this Agreement) of, and has good, valid and marketable title to, the number of Notes set forth opposite such Noteholder's name on Schedule B. The Notes owned by such Noteholder are owned free and clear of all liens, other than any liens created by this Agreement. Such Noteholder has not appointed or granted any proxy, which appointment or grant is still effective, or entered into any voting agreement with respect to the Notes owned by such Noteholder.

         2.04 Reliance by Company. Such Noteholder understands and acknowledges that the Company is negotiating the Contemplated Financing in reliance upon such Noteholder's execution, delivery and performance of this Agreement.

         2.05 Absence of Litigation. As of the date of this Agreement, there is no litigation, suit, claim, action, proceeding or investigation pending, or, to the knowledge of such Noteholder, threatened against such Noteholder, or any property or asset of the Noteholder, before any governmental entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE III

                           COVENANTS OF THE NOTEHOLDER

         Each Noteholder covenants and agrees, severally and not jointly, as follows:

         3.01 No Disposition or Encumbrance of the Notes. Except as contemplated by this Agreement, such Noteholder shall not (a) sell, transfer, tender (except as contemplated by this Agreement), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any liens of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of such Noteholder's Notes (or agree or consent to, or offer to do, any of the foregoing), or (b) take any action that would make any representation or warranty of such Noteholder herein untrue or incorrect or have the effect of preventing, delaying or disabling such Noteholder from performing such Noteholder's obligations hereunder.

         3.02 Cooperation. Each Noteholder agrees to cooperate fully with the Company to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the Company to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement, including, without limitation, amending the Shareholders Agreement to reflect the issuance of the Preferred Stock.

                                   ARTICLE IV

                                  MISCELLANEOUS

         4.01 Termination. This Agreement shall automatically terminate on June 1, 2004.

         4.02 Notification of Ownership Changes. The Noteholders hereby agrees to promptly notify the Company of the number of any new Notes acquired by such Noteholder, if any, after the date hereof.

         4.03 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, by express delivery service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.03):

               (a)  if to the Company:

                    Polymer Group, Inc.
                    4055 Faber Place Drive, Suite 201
                    North Charleston, South Carolina 29405
                    Attention: Chief Executive Officer
                    Telephone: (843) 329-5151

                    with a copy to:

                    Kirkland & Ellis LLP
                    200 East Randolph Drive
                    Chicago, Illinois 60601
                    Attention: H. Kurt von Moltke, Esq.
                    Telephone: (312) 861-2000
                    Facsimile: (312) 861-2200


               (b)  if to any Noteholder:

                    c/o MatlinPatterson Global Advisers LLC
                    520 Madison Avenue
                    New York, New York 10022
                    Attention: General Counsel and Ramon Betolaza
                    Telephone: (212) 651-9000
                    Facsimile: (212) 651-4010

         4.04 Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties.

         4.05 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not apply or have any effect except in the specific instance in which it is given.

         4.06 Entire Agreement. This Agreement (together with the Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

         4.07 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable conflict-of-laws principles. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of New York (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of New York; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first-class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice hereunder.

         4.08  Specific Performance; Nonexclusivity.
               ------------------------------------

               (a) The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without necessity of proof that there is no adequate remedy at law or requirement to post any security bond.

               (b) The rights and remedies of the Company under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

         4.09 Costs and Expenses. All costs and expenses of the parties, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing Date shall have occurred.

         4.10 Parties in Interest; Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Noteholders' rights hereunder may be assigned by any Noteholder without the prior written consent of the Company, and any attempted assignment of this Agreement or any of such rights by the any Noteholder without such consent shall be void and of no effect.

         4.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

         4.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.


                                         POLYMER GROUP, INC.


                                         By: /s/ WILLIS C. MOORE, III
                                            ------------------------------------
                                            Name:  Willis C. Moore, III
                                            Title: Chief Financial Officer

                                         Noteholders:

                                         MATLINPATTERSON GLOBAL
                                         OPPORTUNITIES PARTNERS L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ ROBERT H. WEISS
                                                 -------------------------------
                                                 Name:  Robert H. Weiss
                                                 Title: General Counsel


                                         MATLINPATTERSON  GLOBAL
                                         OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ ROBERT H. WEISS
                                                 -------------------------------
                                                 Name:  Robert H. Weiss
                                                 Title: General Counsel

                                                                      Schedule A
                                                                      ----------

                          Terms of the Preferred Stock


--------------------------------------------------------------------------------
Dividends                          Dividends on the Preferred Stock will accrue
                                   at a rate of 16% per annum on the Liquidation
                                   Value (as defined below) thereof and will be
                                   payable-in-kind through the issuance of
                                   additional shares of Preferred Stock,
                                   semi-annually in arrears on January 1 and
                                   July 1 of each year, commencing July 1, 2004.
--------------------------------------------------------------------------------
Liquidation Preference             Upon any liquidation, dissolution or winding
                                   up of the Company (whether voluntary or
                                   involuntary), each holder of Preferred Stock
                                   will be entitled to be paid the greater of:
                                   (i) (a) an amount in cash equal to the sum of
                                   the aggregate of $1,000 (the "Liquidation
                                   Value") (plus all accrued and unpaid
                                   dividends thereon) for each share of
                                   Preferred Stock held by such holder before
                                   any distribution or payment is made upon any
                                   common stock of the Company (the "Common
                                   Stock") plus (b) thereafter, each holder of
                                   the Preferred Stock shall be entitled to
                                   participate on an as if converted basis with
                                   the holders of Common Stock as a single class
                                   in the distribution of assets of the Company
                                   with respect to the Common Stock; or (ii) the
                                   amount that such holder of Preferred Stock
                                   would receive on an as if converted basis
                                   with the holders of the Common Stock as a
                                   single class in the distribution of assets of
                                   the Company with respect to the Common Stock.
--------------------------------------------------------------------------------
Optional Conversion                The holders of the Preferred Stock will be
                                   entitled at any time before the Mandatory
                                   Redemption Date (as defined below), subject
                                   to prior optional redemption or repurchase,
                                   to convert any or all of their shares of
                                   Preferred Stock into a number of shares of
                                   the Company's Class A Common Stock, par value
                                   $0.01 per share (the "Class A Common Stock"),
                                   determined by dividing the Liquidation Value
                                   by the then applicable conversion price. The
                                   initial conversion price is $7.29, subject to
                                   adjustment.
--------------------------------------------------------------------------------
Optional Redemption                At any time prior to the Mandatory Redemption
                                   Date (as defined below), the Company may
                                   redeem the Preferred Stock in whole or in
                                   part on at least 15 days prior written notice
                                   if the trading price of shares of Class A
                                   Common Stock exceeds 130% of the conversion
                                   price of the Preferred Stock for 20 trading
                                   days in a period of 30 consecutive trading
                                   days. The redemption price will equal 100% of
                                   Liquidation Value of the Preferred Stock to
                                   be redeemed together with accrued but unpaid
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   dividends thereon. In addition, at any time
                                   prior the Mandatory Redemption Date, the
                                   Company may redeem the Preferred Stock in
                                   whole or in part on at least 15 days prior
                                   written notice if (i) the Company's board of
                                   directors approves such redemption and (ii)
                                   the holders of at least two-thirds of the
                                   shares of Preferred Stock then outstanding
                                   vote to approve such redemption. The
                                   redemption price will equal 100% of the
                                   Liquidation Value of the Preferred Stock to
                                   be redeemed together with accrued and unpaid
                                   dividends thereon.
--------------------------------------------------------------------------------
Mandatory Redemption               On June 30, 2012 (the "Mandatory Redemption
                                   Date"), the Company must repurchase all of
                                   the shares of Preferred Stock then
                                   outstanding at a price equal to the aggregate
                                   Liquidation Value of the Preferred Stock then
                                   outstanding plus the aggregate amount of any
                                   declared and unpaid dividends thereon, which
                                   amount will be payable by the Company (i) in
                                   cash; (ii) through the issuance of shares of
                                   Class A Common Stock; or (iii) through a
                                   combination thereof.
--------------------------------------------------------------------------------
Anti-dilution                      The Preferred Stock will have anti-dilution
                                   provisions substantially similar to the
                                   anti-dilution provisions of the Notes as set
                                   forth in the Indenture dated as of March 5,
                                   2003, among the Company, the Guarantors named
                                   therein and Wilmington Trust Company, as
                                   Trustee.
--------------------------------------------------------------------------------
Amendments                         The provisions regarding any amendments or
                                   modifications to the terms of the Preferred
                                   Stock shall be substantially similar to the
                                   corresponding provisions of the Notes.
--------------------------------------------------------------------------------

                                                                      Schedule B
                                                                      ----------


-------------------------------------------------------------------------------
Noteholder:                                                         Number of
                                                                    Notes Held:
-------------------------------------------------------------------------------
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.                  30,629,192
-------------------------------------------------------------------------------
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.        10,672,808
-------------------------------------------------------------------------------

                                                                      Exhibit 15


           CERTIFICATE OF DESIGNATION, POWERS, PREFERENCES AND RIGHTS

                                       OF

              16% SERIES A CONVERTIBLE PAY-IN-KIND PREFERRED STOCK

                                       OF

                               POLYMER GROUP, INC.

                       (Pursuant to Section 151(g) of the
                General Corporation Law of the State of Delaware)

         The undersigned, Willis C. Moore III, the Chief Financial Officer of Polymer Group, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), certifies that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the "Board of Directors") by the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), which authorizes the issuance, by the Corporation, of up to 173,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), the Board of Directors on April 23, 2004 duly adopted the following resolutions:

         "RESOLVED, that pursuant to Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors hereby creates and provides for the issuance of a series of Preferred Stock, par value $.01 per share and with a liquidation preference of $1,000 per share, of the Corporation and hereby fixes the number, voting powers, designations, preferences, and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, and other matters relating to, said series as follows (capitalized terms used herein but not defined in Sections 1 through 12 below have the meanings ascribed to them in
Section 13):

         Section 1. Designation. 173,000 shares of the Preferred Stock of the Corporation are hereby constituted as a series of Preferred Stock, par value $.01 per share, with a liquidation preference of $1,000 per share, designated as "16% Series A Convertible Pay-in-Kind Preferred Stock" (the "Series A PIK Preferred Stock").

         Section 2. Ranking. The Series A PIK Preferred Stock will have priority as to dividends over each class of common stock, par value $.01 per share, of the Corporation (the "Common Stock") and any other series or class of the Corporation's stock created after the date hereof that by its terms ranks junior as to dividends to the Series A PIK Preferred Stock, when and if issued ("Junior Dividend Stock"), and priority as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, over the Common Stock and any other series or class of the Corporation's stock issued after the date hereof that by its terms ranks junior as to liquidation, dissolution and winding up to the Series A PIK Preferred Stock, when and if issued ("Junior Liquidation Stock"). The Common Stock and any other Capital Stock that is both Junior Dividend Stock and Junior Liquidation Stock, is referred to herein as "Junior Stock"). The Series A PIK Preferred Stock will be junior as to dividends to any series or class of the Corporation's stock issued after the date hereof that by its terms ranks senior as to dividends to the

Series A PIK Preferred Stock, when and if issued ("Senior Dividend Stock") and junior as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, to any series or class of the Corporation's stock issued after the date hereof that by its terms ranks senior as to liquidation, dissolution and winding up to the Series A PIK Preferred Stock, when and if issued ("Senior Liquidation Stock" and collectively with the Senior Dividend Stock, "Senior Stock"). The Series A PIK Preferred Stock will have parity as to dividends with any series or class of the Corporation's stock issued after the date hereof that by its terms ranks on a parity as to dividends with the Series A PIK Preferred Stock, when and if issued ("Parity Dividend Stock") and parity as to any series or class of the Corporation's stock issued after the date hereof that by its terms ranks on a parity as to liquidation, dissolution and winding up with the Series A PIK Preferred Stock, when and if issued ("Parity Liquidation Stock") (the Parity Dividend Stock and the Parity Liquidation Stock, collectively, "Parity Stock"). The Series A PIK Preferred Stock shall be subject to the creation of Junior Stock. The Series A PIK Preferred Stock shall be subject to the creation of Parity Stock and Senior Stock only if the provisions of Section 9(b)(ii) have been complied with. The respective definitions of Senior Dividend Stock, Senior Liquidation Stock, Junior Dividend Stock, Junior Liquidation Stock, Parity Dividend Stock and Parity Liquidation Stock shall also include any warrants, rights, calls, options or any other convertible securities, exercisable for or convertible into any of the Senior Dividend Stock, Senior Liquidation Stock, Junior Dividend Stock, Junior Liquidation Stock, Parity Dividend Stock and Parity Liquidation Stock, as the case may be.

         Section 3. Dividends. (a) Each holder of a share of Series A PIK Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Corporation legally available therefor, if applicable, dividends at an annual rate of 16% of the Liquidation Preference (as defined herein) of the Series A PIK Preferred Stock, or $160, subject to any stock splits, (the "Annual Dividend Amount") per share of Series A PIK Preferred Stock payable, at the option of the Corporation, (i) through the issuance of shares of Series A PIK Preferred Stock, (ii) in cash, or (iii) in a combination thereof. Such dividends shall be cumulative and shall accrue (whether or not earned or declared, whether or not there are funds legally available for the payment thereof and whether or not restricted by the terms of any of the Corporation's indebtedness outstanding at any time) from the date such shares are issued by the Corporation and shall be payable semi-annually in arrears on January 1 and July 1 of each year (each a "Dividend Payment Date") commencing, July 1, 2004. No interest will be payable in respect of any dividend payment on the Series A PIK Preferred Stock which may be in arrears. The Series A PIK Preferred Stock paid as dividends shall have all rights granted hereunder, including the payment of dividends.

                    (b) The dividend payment period for any dividend payable on a Dividend Payment Date shall be the period beginning on the immediately preceding Dividend Payment Date (or on the issue date in the case of the first dividend payment period) and ending on the day preceding such later Dividend Payment Date. If any date on which a payment of a dividend or any other amount is due in respect of Series A PIK Preferred Stock is not a Business Day, such payment shall be made on the next day that is a Business Day.

                    (c) The amount of dividends payable per share of Series A PIK Preferred Stock for each dividend payment period will be computed by dividing the Annual Dividend Amount by two; provided, however, that the amount of dividends payable for the first dividend payment period and for any dividend payment period shorter than a full semi-annual dividend period will be computed on the basis of a 360-day year of twelve 30-day months. No fractional shares of Series A PIK Preferred Stock will be issued, so that the number of shares to be paid as a dividend shall be rounded to the nearest whole number of shares. All dividends paid in additional shares of Series A PIK Preferred Stock shall be deemed issued on the applicable Dividend Payment Date and will thereupon be duly authorized, validly issued, fully paid and nonassessable and free and clear of all liens, charges and other encumbrances.

                    (d) Dividends payable on any Dividend Payment Date shall be payable to the holders of record of the Series A PIK Preferred Stock as they appear on the stock transfer books of the Corporation at the close of business on the fifteenth day of the calendar month immediately preceding the calendar month in which the related Dividend Payment Date falls, or such other date that the Board of Directors designates that is not more than 30 nor less than 10 days prior to the Dividend Payment Date. Dividends paid on the shares of Series A PIK Preferred Stock in an amount less than accumulated and unpaid dividends payable thereon shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

                    (e) If at any time the Corporation shall have failed to pay all dividends which have accrued on any outstanding shares of Senior Dividend Stock at the times such dividends are payable, unless otherwise provided in the terms of the Senior Dividend Stock, no dividend shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on shares of the Series A PIK Preferred Stock unless prior to or concurrently with such declaration, payment or setting apart for payment, all accrued and unpaid dividends on all outstanding shares of such Senior Dividend Stock shall have been or be declared, paid or set apart for payment. Dividends on the Series A PIK Preferred Stock shall accrue whether or not the Corporation has earnings, whether or not there are assets legally available for the payment of such dividends and whether or not such dividends are declared.

                    (f) No dividends (other than dividends payable solely in Junior Stock) shall be paid or declared and set apart for payment on any Junior Dividend Stock, and no payment shall be made on account of the purchase, redemption, retirement, or other acquisition of Junior Dividend Stock or Junior Liquidation Stock (other than acquisitions thereof pursuant to employee or director incentive or benefit plans or arrangements, or in exchange solely for Junior Stock), unless all accrued and unpaid dividends on the Series A PIK Preferred Stock for all dividend payment periods ending on or before the date of payment of such dividends on Junior Dividend Stock, or such payment for such Junior Dividend Stock or Junior Liquidation Stock, shall have been paid or declared and set apart for payment.

                    (g) Except as set forth in the second following sentence, no dividends shall be paid or declared and set apart for payment on the Series A PIK Preferred Stock unless all accrued and unpaid dividends for all dividend payment periods through such Dividend Payment Date on any Parity Dividend Stock have been paid or declared and set apart for payment or are contemporaneously paid or declared and set apart for payment. Except as set forth in the following sentence, no dividends shall be paid or declared and set apart for payment on any Parity Dividend Stock unless all accrued and unpaid dividends for all dividend payment periods through such Dividend Payment Date on the Series A PIK Preferred Stock have been paid or declared and set apart for payment or are contemporaneously paid or declared and set apart for payment. Whenever all accrued and unpaid dividends have not been paid upon the Series A PIK Preferred Stock or any other Parity Dividend Stock for all dividend payment periods through such Dividend Payment Date, all dividends paid or declared and set apart for payment on the Series A PIK Preferred Stock or any other Parity Dividend Stock shall be paid or declared pro rata so that the amount of dividends declared and paid per share on the Series A PIK Preferred Stock and such Parity Dividend Stock will bear to each other the same ratio that the accrued and unpaid dividends to the date of payment, on the Series A PIK Preferred Stock and such Parity Dividend Stock, bear each other.

                    (h) No payment shall be made on account of the purchase, redemption, retirement or other acquisition of Parity Stock (other than acquisitions thereof pursuant to employee or director or incentive or benefit plans or arrangements, or in exchange solely for Junior Stock) unless all accrued and unpaid dividends on the Series A PIK Preferred Stock for all dividend payment periods ending on or before such payment for such Parity Stock shall have been paid or declared and set apart for payment.

                    (i) The Corporation shall take all action necessary to ensure that enough shares of Series A PIK Preferred Stock are available for issuance as required pursuant to this Section 3.

         Section 4. Mandatory Redemption. All outstanding shares of the Series A PIK Preferred Stock shall be mandatorily redeemed by the Corporation on June 30, 2012 (the "Mandatory Redemption Date"), at a redemption price of $1,000 per share plus $1,000 per share for all accrued and unpaid paid-in-kind dividends and any other accrued and unpaid dividends whether or not declared (the "Mandatory Redemption Price"), which amount will be payable by the Corporation at the Corporation's option (i) in cash; (ii) through the issuance of shares of Class A Common Stock; or (iii) a combination thereof.

         If the Corporation elects to pay the Mandatory Redemption Price, in whole or in part, in shares of Class A Common Stock, the number of shares of Class A Common Stock to be delivered by the Corporation shall be equal to the portion of the Mandatory Redemption Price to be paid in Class A Common Stock divided by the Market Price of a share of Class A Common Stock.

         The Corporation will pay cash based on the Market Price for all fractional shares of Class A Common Stock in the event the Corporation elects to deliver Class A Common Stock in payment, in whole or in part, of the Mandatory Redemption Price.

         Upon determination of the actual number of shares of Class A Common Stock to be issued for each share of Series A PIK Preferred Stock in accordance with the foregoing provisions, the Corporation will issue a press release and publish such information on its corporate web site.

         In addition to the above conditions, the Corporation's right to redeem Series A PIK Preferred Stock, in whole or in part, with Class A Common Stock shall be subject to the satisfaction of the following conditions precedent: (i) listing such Class A Common Stock, subject to notice of final issuance, on the principal United States securities exchange on which the Class A Common Stock is then listed or, if not so listed, on Nasdaq or on the over-the-counter market;
(ii) the registration of the Class A Common Stock under the Securities Act of 1933, as amended, if required; (iii) and any necessary qualification or registration under applicable state securities laws or the availability of an exemption from such qualification and registration.

         If these conditions are not satisfied with respect to a holder prior to the close of business on the Mandatory Redemption Date, the Corporation will be required to pay the Mandatory Redemption Price entirely in cash. The Corporation may not change the form or components or percentages of components of consideration to be paid for the Series A PIK Preferred Stock once the Corporation has given the notice that the Corporation is required to give to holders of Series A PIK Preferred Stock, except as described in the first sentence of this paragraph.

         Section 5. Optional Redemption. At any time prior to the Mandatory Redemption Date, the Corporation may redeem the Series A PIK Preferred Stock in whole or in part on at least 15 days prior written notice if the Sale Price of shares of Class A Common Stock exceeds 130% of the Conversion Price of the Series A PIK Preferred Stock for 20 Trading Days in a period of 30 consecutive Trading Days.

         In addition, at any time prior to the Mandatory Redemption Date, the Corporation may redeem the Series A PIK Preferred Stock in whole or in part on at least 15 days prior written notice if (i) the Board of Directors approves such redemption and (ii) the holders of at least two-thirds of the shares of Series A PIK Preferred then outstanding vote to approve such redemption.

         The redemption price for any redemption pursuant to this Section 5 will equal 100% of the Liquidation Preference of the Series A PIK Preferred Stock to be redeemed together with all accrued and unpaid dividends thereon (the "Optional Redemption Price").

         The Optional Redemption Price may be paid by the Corporation (i) in cash; (ii) through the issuance of shares of Class A Common Stock; or (iii) a combination thereof.

         If the Corporation elects to pay the Optional Redemption Price, in whole or in part, in shares of Class A Common Stock, the number of shares of Class A Common Stock to be delivered by the Corporation shall be equal to the portion of the Optional Redemption Price to be paid in Class A Common Stock divided by the Market Price of a share of Class A Common Stock.

         If the Corporation elects to elects to deliver Class A Common Stock in payment, in whole or in part, of the Optional Redemption Price, the Corporation will, at its option (i) pay cash based on the Market Price for all fractional shares of Class A Common Stock in the event the Corporation, or (ii) pay any fractional shares of Class A Common Stock by delivery a whole share of Class A Common Stock .

         Upon determination of the actual number of shares of Class A Common Stock to be issued for each share of Series A PIK Preferred Stock in accordance with the foregoing provisions, the Corporation will issue a press release and publish such information on its corporate web site.

         In addition to the above conditions, the Corporation's right to redeem Series A PIK Preferred Stock, in whole or in part, with Class A Common Stock shall be subject to the satisfaction of the following conditions precedent: (i) listing such Class A Common Stock on the principal United States securities exchange on which the Class A Common Stock is then listed or, if not so listed, on Nasdaq or on the over-the-counter market; (ii) the registration of the Class A Common Stock under the Securities Act of 1933, as amended, if required; (iii) and any necessary qualification or registration under applicable state securities laws or the availability of an exemption from such qualification and registration.

         Section 6. Procedure for Redemption. (a) In the event of redemption of the Series A PIK Preferred Stock pursuant to Section 4, or an offer by the Corporation to redeem any shares of Series A PIK Preferred Stock pursuant to
Section 5, notice of such redemption or offer to redeem shall be given by hand or by nationally recognized "overnight courier" for delivery at the earliest time offered by such overnight courier (which may not necessarily be the next day) to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock transfer books of the Corporation at least 15 but not more than 60 days before the date fixed for redemption, provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the redemption of any share of Series A PIK Preferred Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the redemption date; (ii) the number of shares of Series A PIK Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of shares to be redeemed from such holder; (iii) the Optional Redemption Price or the Mandatory Redemption Price, as applicable; (iv) if not all of the shares of the Series A PIK Preferred Stock are held through the Depository Trust Company ("DTC"), the place or places where certificates for such shares are to be surrendered for payment of the Optional Redemption Price or the Mandatory Redemption Price, as applicable; (v) the specific provision hereof pursuant to which such redemption is to be made; (vi) and that dividends on the shares to be redeemed will cease to accrue on such redemption date. Each such notice shall be effective upon delivery if given by hand or upon deposit with a nationally recognized overnight courier if given by such a courier. Upon giving any notice of a redemption pursuant to Section 5(a), the Corporation shall become obligated to redeem the shares of Series A PIK Preferred Stock specified in such notice on the redemption date specified in such notice.

                    (b) Notice having been given as aforesaid, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption), dividends on the shares of Series A PIK Preferred Stock called for redemption shall cease to accrue, and such shares shall no longer be deemed to be outstanding and shall have the status of authorized but unissued shares of Series A PIK Preferred Stock, unclassified as to series, and shall not be reissued as shares of Series A PIK Preferred Stock, and all rights of the holders thereof attendant to their ownership of Series A PIK Preferred Stock as stockholders of the Corporation (except the right to receive from the Corporation the redemption price without interest) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the redemption price aforesaid; provided, however, in the case of a redemption pursuant to Section 5(a) if fewer than all the shares represented by any such certificate are to be redeemed, upon surrender of such certificate a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

                    (c) If a notice of redemption shall have been given, and if, prior to the redemption date, the Corporation shall have irrevocably deposited the aggregate redemption price of the shares of Series A PIK Preferred Stock to be redeemed in trust for the pro rata benefit of the holders of the shares of Series A PIK Preferred Stock to be redeemed, so as to be and to continue to be available therefor, with a bank or trust company that is organized under the laws of the United States of America or any state thereof, has capital and surplus of not less than $250,000,000 and has, or, if it has no publicly traded debt securities rated by a nationally recognized rating agency, is the subsidiary of a bank holding company that has, publicly traded debt securities rated at least "A" or the equivalent thereof by Standard & Poor's Corporation or "A-2" or the equivalent by Moody's Investor Service Inc., then upon making such deposit, all rights of holders of the shares so called for redemption shall cease, except (i) conversion rights pursuant to Section 7 hereof, (ii) as otherwise set forth herein and (iii) the right of holders of such shares to receive the redemption price against delivery of such shares, but without interest, and such shares shall cease to be outstanding. Any funds so deposited that are unclaimed by holders of shares at the end of three years from such redemption date shall be repaid to the Corporation upon its request, after which repayment the holders of shares of Series A PIK Preferred Stock so called for redemption shall thereafter be entitled to look only to the Corporation for payment of the redemption price.

         Section 7. Convertibility. (a) The holders of the Series A PIK Preferred Stock will be entitled at any time before the Mandatory Redemption Date, subject to prior optional redemption or repurchase, to convert any or all of their shares of Series A PIK Preferred Stock into shares of Class A Common Stock. The number of shares of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock per $1,000 Liquidation Preference thereof (the "Conversion Rate") shall initially be 137.14286, subject to adjustment pursuant to the terms of this Certificate of Designation.

                    (b) If, after the date of issuance of the Series A PIK Preferred Stock (the "Issue Date"), the Corporation: (1) pays a dividend or makes a distribution on its Common stock in shares of its Common Stock; (2) subdivides its outstanding shares of Common Stock into a greater number of shares; (3) combines its outstanding shares of Common Stock into a smaller number of shares; (4) pays a dividend or makes a distribution on its Common Stock in shares of its Capital Stock (other than Common Stock or rights, warrants or options for its Capital Stock); or (5) issues by reclassification of its Common Stock any shares of its Capital Stock (other than rights, warrants or options for its Capital Stock), then the conversion privilege, the Conversion Price and the Conversion Rate in effect immediately prior to such action shall be adjusted so that the holder of a share of Series A PIK Preferred Stock thereafter converted may receive the number of shares of Capital Stock of the Corporation which such holder would have owned immediately following such action if such holder had converted its shares of Series A PIK Preferred Stock immediately prior to such action.

                    (c) The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification. If after an adjustment a holder of a share of Series A PIK Preferred Stock upon conversion of such share of Series A PIK Preferred Stock may receive shares of two or more classes of Capital Stock of the Corporation, the Conversion Rate will thereafter be subject to adjustment upon the occurrence of an action taken with respect to any such class of Capital Stock with respect to the Common Stock on terms comparable to those applicable to Common Stock described herein.

                    (d) If after the Issue Date, the corporation issues any shares of Common Stock (including shares of Common Stock deemed to be issued pursuant to clause (3) of the next paragraph) other than Excluded Stock, without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance (or deemed issuance) of Common Stock, then the Conversion Rate in effect immediately prior to each such issuance shall be adjusted in accordance with the formula:

                    R' = R x (O + N)
                         -------------------
                         (O + ((N x P) / M))

             where:

         R' = the adjusted Conversion Rate.

         R  = the current Conversion Rate.

         O = number of shares of Common Stock outstanding immediately prior to the issuance or deemed issuance to which the anti-dilution adjustment is being applied.

         N = the number of additional shares of Common Stock offered pursuant to the issuance or deemed issuance to which the anti-dilution adjustment is being applied.

         P  = the offering price per share of the additional shares of Common
              Stock issued pursuant to the issuance or deemed issuance to which the anti-dilution adjustment is being applied.

         M = the Conversion Price in effect immediately prior to the issuance or deemed issuance to which the anti-dilution adjustment is being applied.


The adjustment shall become effective immediately upon the issuance or deemed issuance to which the anti-dilution adjustment applies. No adjustment shall be made under this antidilution provision if the application of the formula stated above would result in a value of R' that is less than the value of R.

                    (e) For the purposes of any adjustment of the Conversion Rate pursuant to the formula above, the following provisions shall be applicable: (1) in the case of the issuance of Common Stock for cash in a public offering or private placement, the consideration shall be deemed to be the amount of cash paid therefor after deducting therefrom any discounts, commissions or placement fees payable by the corporation to any underwriter or placement agent in connection with the issuance and sale thereof; provided that such deduction shall not exceed in the aggregate seven percent (7%) of the gross proceeds of such sale or issuance; (2) in the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof (such fair market value being determined in good faith by the Board of Directors), irrespective of any accounting treatment; and (3) the issuance after the Issue Date of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities will be deemed to be an issuance of Common Stock and the above formula will be applied and in the case of any such issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock, or options to purchase or rights to subscribe for such convertible or exchange securities: (w) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in clauses (1) and (2) above), if any, received by the corporation upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby, (x) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities, options, or rights were issued and for a consideration equal to the consideration received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in clauses (1) and (2) above), (y) on any change in the number of shares or exercise price of Common Stock deliverable upon exercise of any such options or rights or conversions of or exchange for such securities, including any change resulting from the anti-dilution provisions thereof, the applicable Conversion Rate shall be readjusted to such Conversion Rate as would have been obtained had the adjustment made upon the issuance of such options, rights or securities not exercised, converted or exchanged prior to such change or options or rights related to such securities not exercised, converted or exchanged prior to such change been made upon the basis of such change and (z) on the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the applicable Conversion Rate shall forthwith be readjusted to such Conversion Rate as would have been obtained had the adjustment made upon the issuance of such options, rights, securities or options or rights related to such securities been made upon the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities, or upon the exercise of the options or rights related to such securities and subsequent conversion or exchange thereof.

                    (f) No adjustment in the Conversion Rate need be made unless the adjustment would require an increase or decrease of at least one share in the Conversion Rate. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment. All calculations relating to anti-dilution adjustments shall be made to the nearest cent or to the nearest 1/1,000th of a share, as the case may be.

                    (g) No adjustment need be made for rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest or for rights to purchase Capital Stock pursuant to any future dividend or distribution which the Corporation determines to be comparable in purpose and in effect to the dividend and subsequent distribution of any rights contemplated by a rights agreement, if any. In addition, no adjustment need be made for a change in the par value or no par value of the Common Stock.

                    (h) If the Corporation is a party to a transaction involving a sale of substantially all of the assets of the Corporation or a merger or binding share exchange which reclassifies or changes its outstanding Common Stock, the person obligated to deliver securities, cash or other assets upon conversion of Series A PIK Preferred Stock will be required to assume the obligations of the Corporation with respect to the Series A PIK Preferred Stock. In addition, if the Corporation in connection with any such transaction makes a distribution to all holders of its Common Stock of any of its assets, or debt securities or any rights, warrants or options to purchase securities of the Corporation, then, from and after the record date for determining the holders of Common Stock entitled to receive the distribution, a holder of a share of Series A PIK Preferred Stock that converts such share of Series A PIK Preferred Stock would, upon such conversion, be entitled to receive, in addition to the shares of Common Stock into which such share of Series A PIK Preferred Stock is convertible, the kind and amount of securities, cash or other assets comprising the distribution that such holder would have received if such holder had converted such share of Series A PIK Preferred Stock immediately prior to the record date for determining the holders of Common Stock entitled to receive the distribution.

                    (i) Any determination that the Corporation or its Board of Directors must make in connection with the antidilution adjustments pursuant to this Certificate of Designation is conclusive.

                    (j) After an adjustment to the Conversion Rate, any subsequent event requiring an adjustment will cause a subsequent adjustment to the Conversion Rate as so adjusted.

                    (k) Shares of Common Stock reserved for issuance under the Modified Plan will be treated as outstanding for purposes of the antidilution adjustments set forth in the Certificate of Designation governing the Series A PIK Preferred Stock.

                    (l) (i) Conversion of shares of the Series A PIK Preferred Stock may be effected by any holder thereof upon the surrender to the Corporation, at the principal office of the Corporation or at the office of a conversion agent as may be designated by the Board of Directors, of the certificate or certificates for such shares of Series A PIK Preferred Stock to be converted accompanied by a complete and manually signed Notice of Conversion (as set forth in the form of Series A PIK Preferred Stock certificate attached hereto) along with appropriate endorsements and transfer documents as required by the Registrar or any conversion agent. In case such Notice of Conversion shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. Other than such taxes, the Corporation shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of the Series A PIK Preferred Stock pursuant hereto. The conversion of the Series A PIK Preferred Stock will be deemed to have been made on the date (the "Conversion Date") such certificate or certificates have been surrendered and the receipt of such notice of conversion and payment of all required transfer taxes, if any (or the demonstration to the satisfaction of the Corporation that such taxes have been paid). As promptly as practicable following the Conversion Date, the Corporation shall deliver or cause to be delivered (i) certificates representing the number of validly issued, fully paid and nonassessable full shares of Class A Common Stock to which the holder of shares of the Series A PIK Preferred Stock being converted (or such holder's transferee) shall be entitled, and (ii) if less than the full number of shares of the Series A PIK Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares being converted. On the Conversion Date, the rights of the holder of the Series A PIK Preferred Stock as to the shares being converted shall cease except for the right to receive shares of Class A Common Stock and the Person entitled to receive the shares of Class A Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

                    Anything herein to the contrary notwithstanding, in the case of Global Preferred Shares, notices of conversion may be delivered and shares of the Series A PIK Preferred Stock representing beneficial interests in respect of such Global Preferred Shares may be surrendered for conversion in with the applicable procedures of, the Depositary as in effect from time to time.

                    (m) In connection with the conversion of any shares of the Series A PIK Preferred Stock, no fractions of shares of Class A Common Stock shall be issued, but the Corporation shall round down to the next whole share of Class A Common Stock in respect of any fractional interest.

                    (n) If more than one share of Series A PIK Preferred Stock shall be surrendered for conversion by the same holder at the same time, the number of full shares of Common Stock issuable on conversion of those shares shall be computed on the basis of the total number of shares of the Series A PIK Preferred Stock so surrendered.

                    (o) The Corporation shall take all action necessary to ensure that enough shares of Class A Common Stock are available for issuance upon conversion as contemplated by this Section 7.

         Section 8. Liquidation Rights. (a) In the case of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of outstanding shares of Series A PIK Preferred Stock shall be entitled to receive a liquidation preference from the net assets of the Corporation available for distribution to stockholders in an amount in cash which for each such share shall equal $1,000 per share, subject to any stock splits, (the "Liquidation Preference"), plus a similar amount for any accrued and unpaid dividends to the payment date, as set forth herein, before any payment or distribution is made to the holders of Common Stock or any other Junior Liquidation Stock, but the holders of the shares of the Series A PIK Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of any Senior Liquidation Stock has been paid in full.

                    (b) The holders of Series A PIK Preferred Stock and any Parity Liquidation Stock shall share ratably in any liquidation, distribution or winding up of the Corporation (after payment of the liquidation preference of the Senior Liquidation Stock) in which the net assets or the proceeds thereof are not sufficient to pay in full the aggregate of the amounts payable thereon, in the same ratio that the respective amounts which would be payable on such distribution if the amounts to which the holders of all the outstanding shares of Series A PIK Preferred Stock and Parity Liquidation Stock are entitled were paid in full, bear to each other.

                    (c) Thereafter, the holders of Series A PIK Preferred Stock shall be entitled to participate on an as converted to Class A Common Stock basis with the holders of Class A Common Stock in the distribution of assets of the Corporation with respect to the Common Stock.

                    (d) Neither a consolidation nor merger of the Corporation with another corporation nor a sale or transfer of all or substantially all of the Corporation's property or assets will be considered a liquidation, dissolution or winding up of the Corporation.

         Section 9. Voting Rights; Amendments. (a) Each share of Series A PIK Preferred Stock will entitle the holder thereof to a number of votes equal to the number of shares of Class A Common into which such share of Series A PIK Preferred Stock is convertible as of the date immediately prior to the record date for determining the stockholders of the Corporation eligible to vote on any such matter on all matters submitted to the holders of the Corporation's Class A Common Stock. In addition, each share of Series A PIK Preferred Stock will entitle the holder thereof to vote on any matter pursuant to which the holders of Series A PIK Preferred Stock are entitled to vote as a class pursuant to the DGCL.

                    (b) So long as any shares of Series A PIK Preferred Stock remain outstanding, the Corporation will not, without the affirmative vote or consent of the holders of at least 66 (2)/(3)% of all shares of Series A PIK Preferred Stock:

                         (i)    amend, alter or repeal (by merger or otherwise)
any provision of the Amended and Restated Certificate of Incorporation or any terms or provisions of this Certificate of Designation or the by-laws of the Corporation so as to affect adversely the relative rights, preferences, qualifications, limitations, or restrictions of the Series A PIK Preferred Stock;

                         (ii)   authorize or issue, or increase the authorized
or issued amount of any Senior Dividend Stock, Senior Liquidation Stock or any security convertible into such Senior Dividend Stock or such Senior Liquidation Stock;

                         (iii)  effect any reclassification of the Series A PIK
Preferred Stock; or

                         (iv)   or, without the consent of the holders of a
majority of Series A PIK Preferred Stock authorize or issue, or increase the authorized or issued amount of any of Parity Stock or any security convertible into such Parity Stock.

         Section 10. Registration, Transfer and Exchanges. The Corporation will keep with the registrar and transfer agent of the Series A PIK Preferred Stock, a register in which the Corporation will provide for the registration and transfer of shares of Series A PIK Preferred Stock. Any holder of shares of Series A PIK Preferred Stock may, at its option, in person or by duly authorized attorney, surrender the certificate representing the same for exchange at the registrar and transfer agent, (duly endorsed or accompanied, if so required by the Corporation, by a written instrument of transfer duly executed by such holder or his or her duly authorized attorney), and, within a reasonable time thereafter and without expense (other than transfer taxes, if any), receive in exchange therefor one or more duly executed certificate or certificates dated as of the date to which dividends have been paid on the shares of Series A PIK Preferred Stock so surrendered, or if no dividend has yet been so paid, then dated the date hereof, and registered in such name or names, all as may be designated by such holder, for the same aggregate number of shares of Series A PIK Preferred Stock as represented by the certificate or certificates so surrendered. The Corporation covenants and agrees to take and cause to be taken all action reasonably necessary to effect such registrations, transfers and exchanges. Each share of Series A PIK Preferred Stock issued in exchange for any share shall carry the same rights to unpaid dividends and redemption payments which were carried by the share so exchanged, so that neither gain nor loss of any such right shall result from any such transfer or exchange.

         The Corporation and any agent of the Corporation may treat the person in whose name any share of Series A PIK Preferred Stock is registered as the owner of such share for the purpose of receiving payment of dividends, and amounts payable on redemption and liquidation in respect of such share and for all other purposes.

         Section 11. Form. The Series A PIK Preferred Stock shall initially be issued in the form of one or more permanent global shares of Preferred Stock in definitive, fully registered form with the global legend (the "Global Shares Legend") as set forth on the form of Preferred Stock certificate attached hereto as Exhibit A (each, a "Global Preferred Share"), which is hereby incorporated in and expressly made a part of this Certificate of Designation. The Global Preferred Share may have notations, legends or endorsements required by law, stock exchange rules, agreements to which the Corporation is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Corporation). The Global Preferred Share shall be deposited on behalf of the holders of the Series A PIK Preferred Stock represented thereby with the Registrar, at its New York office, as custodian for DTC or a Depositary, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Corporation and countersigned and registered by the Registrar as hereinafter provided. The aggregate number of shares represented by each Global Preferred Share may from time to time be increased or decreased by adjustments made on the records of the Registrar and the Depositary or its nominee in a manner not inconsistent with this Certificate of Designation. This Section 11 shall apply only to a Global Preferred Share deposited with or on behalf of the Depositary. The Corporation shall execute and the Registrar shall, in accordance with this Section 11, countersign and deliver initially one or more Global Preferred Shares that (i) shall be registered in the name of Cede & Co. or other nominee of the Depositary and (ii) shall be delivered by the Registrar to Cede & Co. or pursuant to instructions received from Cede & Co. or held by the Registrar as custodian for the Depositary pursuant to an agreement between the Depositary and the Registrar. Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Certificate of Designation with respect to any Global Preferred Share held on their behalf by the Depositary or by the Registrar as the custodian of the Depositary or under such Global Preferred Share, and the Depositary may be treated by the Corporation, the Registrar and any agent of the Corporation or the Registrar as the absolute owner of such Global Preferred Share for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Registrar or any agent of the Corporation or the Registrar from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Share. Unless otherwise required by applicable law, owners of beneficial interests in Global Preferred Shares shall not be entitled to receive physical delivery of certificated shares of Preferred Stock, unless (x) DTC is unwilling or unable to continue as Depositary for the Global Preferred Shares and the Corporation does not appoint a qualified replacement for DTC within 90 days, (y) DTC ceases to be a "clearing agency" registered under the Exchange Act of 1934, as amended, or (z) the Corporation decides to discontinue the use of book-entry transfer through DTC (or any successor Depositary). In either such case, the Global Preferred Shares shall be exchanged in whole for definitive shares of Series A PIK Preferred Stock in registered form, with the same terms and of an equal aggregate Liquidation Preference. Definitive shares of Preferred Stock shall be registered in the name or names of the Person or Person specified by DTC. To the extent required by law, the Corporation will issue Series A PIK Preferred Stock in certificate form to beneficial owners upon their written request. Such certificates shall be substantially in the form of Exhibit A hereto except for references to the Depositary and its nominee, and may have such other modifications as deemed necessary or advisable by the Corporation.

                    (b)  (i)    An Officer shall sign the Global Preferred
Shares for the Corporation, in accordance with the Corporation's bylaws and applicable law, by manual or facsimile signature.

                         (ii)   If an Officer whose signature is on a Global
Preferred Share no longer holds that office at the time the Transfer Agent authenticates the Global Preferred Share, the Global Preferred Share shall be valid nevertheless.

                         (iii)  A Global Preferred Share shall not be valid
until an authorized signatory of the Transfer Agent manually countersigns the Global Preferred Share. The signature shall be conclusive evidence that the Global Preferred Share has been authenticated under this Certificate. Each Global Preferred Share shall be dated the date of its authentication.

         Section 12. Transfer Agent And Registrar. The duly appointed Transfer Agent and Registrar for the Series A PIK Preferred Stock shall be Wachovia Bank, N.A.. The Corporation may, in its sole discretion, remove the Transfer Agent and Registrar in accordance with the agreement between the Corporation and the Transfer Agent and Registrar; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal.

         Section 13. Definitions. The following terms shall have the following meanings, terms defined in the singular to have a correlative meaning when used in the plural and vice versa:

         "Business Day" shall mean any day other than a Saturday, Sunday or any day on which banking institutions are authorized to close in New York, New York.

         "Capital Stock" means any and all shares or other equivalents (however designated) of capital stock, including all common stock and all preferred stock, in the case of a corporation, partnership interests or other equivalents (however designated) in the case of a partnership, membership interests or other equivalents (however designated) in the case of a limited liability company, or common shares of beneficial interest or other equivalents (however designated) in the case of a trust.

         "Class A Common Stock" means shares of the Class A Common Stock, par value $.01 per share, of the Corporation or any other shares of capital stock of the Corporation into which the Class A Common Stock is reclassified or changed.

         "Conversion Price" means the quotient obtained by dividing (A) $50,000,000 by (B) the product of the Conversion Rate then in effect multiplied by 50,000. The initial Conversion Price is $7.29, subject to adjustment.

         "Depositary" means DTC or its successor depositary.

         "Excluded Stock" means (A) up to 2,000,000 shares of Common Stock, and options therefor, issued or granted from time to time to employees, directors and officers of and consultants to the Corporation pursuant to agreements, plans or arrangements approved by the Board of Directors; (B) shares of Series A PIK Preferred Stock or Common Stock issued upon conversion of shares of the Series A PIK Preferred Stock and the Existing Notes; (C) shares of Common Stock issued by the Corporation in transactions that are described in Section 7(b) hereof; (D) shares of Common Stock issued or deemed issued as a result of the anti-dilution provisions of the Corporation's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"); (E) shares issued upon exercise of the Series A Warrants and Series B Warrants to purchase Class D Common Stock, par value $.01 per share (the "Class D Common Stock"), and Class E Common Stock, par value $.01 per share (the "Class E Common Stock"), respectively, of the Corporation issued by the Corporation on March 6, 2003; (F) shares of Class A Common Stock issued upon conversion of the Class B Common Stock, Class C Common Stock, par value $.01 per share, the Class D Common Stock and the Class E Common Stock; and (G) shares of Common Stock and other securities issuable pursuant to the Modified Plan.

         "Existing Notes" means the Corporation's 10% Convertible Subordinated Notes due 2007.

         "Market Price" means the average of the Sale Prices of the Class A Common Stock for the five Trading Day period ending on (if the third Business Day prior to the Mandatory Redemption Date is a Trading Day or, if not, then on the last Trading Day prior to) the third Business Day prior to the Mandatory Redemption Date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such Trading Days during such five Trading Day period and ending on such purchase date, of certain events that would result in an adjustment of the Conversion Rate. If Sale Prices are not available, the determination of the "Market Price" shall be made by the Corporation's Board of Directors acting reasonably and in good faith and will be evidenced by a resolution of such Board of Directors.

         "Modified Plan" means the Joint Amended Modified Plan of Reorganization filed by the Corporation on November 27, 2002, as amended and in the form confirmed by the United States Bankruptcy Court for the District of South Carolina on January 16, 2003.

         "Officer" means the Chairman, any Vice Chairman, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice President, the Chief Financial Officer, the Treasurer, or the Secretary of the Corporation.

         "Registrar" shall mean the party described in Section 12 hereof.

         "Sale Price" means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the Class A Common Stock is traded or, if the Class A Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

         "Trading Day" shall mean a day on which securities traded on the national securities exchange or quotation system or in the over-the-counter market used to determine the Sale Price."

         "Transfer Agent" shall mean the party described in Section 12 hereof.

         IN WITNESS WHEREOF, POLYMER GROUP, INC. has caused this Certificate to be signed by its Chief Financial Officer, as of the 26th day of April 2004.


                                              POLYMER GROUP, INC.


                                              By: /s/ WILLIS C. MOORE III
                                                  ------------------------------
                                                  Name:  Willis C. Moore III
                                                  Title: Chief Financial Officer

                                                                       EXHIBIT A


          FORM OF 16% SERIES A PAY-IN-KIND CONVERTIBLE PREFERRED STOCK

                                                          Number: ___

                                                          ____________ Shares

                                                          CUSIP NO.: 731745 50 1


              16% Series A Pay-in-Kind Convertible Preferred Stock

                           (par value $.01 per share)

                    (liquidation preference $1,000 per share)

                                       of

                               Polymer Group, Inc.

                                FACE OF SECURITY


UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO. HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE CERTIFICATE OF DESIGNATIONS REFERRED TO BELOW.

         Polymer Goup, Inc., a Delaware corporation (the "Corporation"), hereby certifies that Cede & Co. or registered assigns (the "Holder") is the registered owner of ________ fully paid and non-assessable shares of preferred stock of the Corporation designated the 16% Series A Pay-in-Kind Convertible Preferred Stock, par value $.01 per share and liquidation preference $1,000 per share (the "Series A PIK Preferred Stock"). The shares of Series A PIK Preferred Stock are transferable on the books and records of the Registrar, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designation, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Certificate of Designation of the Corporation dated April , 2004, as the same may be amended from time to time in accordance with its terms (the "Certificate of Designation"). Capitalized terms used but not defined herein shall have the respective meanings given to them in the Certificate of Designation. The Corporation will provide a copy of the Certificate of Designation to a Holder without charge upon written request to the Corporation at its principal place of business.

         Upon receipt of this certificate, the Holder is bound by the Certificate of Designation and is entitled to the benefits thereunder.

         Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, the shares of Preferred Stock evidenced hereby shall not be entitled to any benefit under the Certificate of Designation or be valid or obligatory for any purpose.

         IN WITNESS WHEREOF, Polymer Group, Inc. has executed this certificate as of the date set forth below.

                                              POLYMER GROUP, INC.


                                              By:
                                                  ------------------------------
                                                  Name:
                                                  Title:


                         Dated:___________________

                 TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION


         This is one of the certificates representing shares of Series A PIK Preferred Stock referred to in the within mentioned Certificate of Designation.


Dated: ____________________

                                   ASSIGNMENT


         FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Series A PIK Preferred Stock evidenced hereby to:


         -----------------------------------------------------------------------

         -----------------

         -----------------------------------------------------------------------

         -----------------


         (Insert assignee's social security or tax identification number)


         -----------------------------------------------------------------------

         -----------------


         (Insert address and zip code of assignee)


         -----------------------------------------------------------------------

         -----------------


         -----------------------------------------------------------------------

         -----------------


         and irrevocably appoints:


         -----------------------------------------------------------------------

as agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent and Registrar. The agent may substitute another to act for him or her.

Date: __________________


Signature: ______________________

             (Sign exactly as your name appears on the other side of
                       this Preferred Stock Certificate)


         Signature Guarantee: _____________________

         1. Signature must be guaranteed by an "eligible guarantor institution" (i.e., a bank, stockbroker, savings and loan association or credit union) meeting the requirements of the Registrar, which requirements include

                              NOTICE OF CONVERSION

              (To be Executed by the Registered Holder in order to
                          Convert the Preferred Stock)

         The undersigned hereby irrevocably elects to convert (the "Conversion") _______ shares of 16% Series A Pay-in-Kind Convertible Preferred Stock (the "Series A PIK Preferred Stock"), represented by stock certificate No(s). __ (the "Preferred Stock Certificates") into shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Polymer Group, Inc. (the "Corporation") according to the conditions of the Certificate of Designation establishing the terms of the Series A PIK Preferred Stock (the "Certificate of Designation"), as of the date written below.

         If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. A copy of each Preferred Stock Certificate is attached hereto (or evidence of loss, theft or destruction thereof).

         The Corporation is not required to issue shares of Class A Common Stock until the original Preferred Stock Certificate(s) (or evidence of loss, theft or destruction thereof) to be converted are received by the Corporation or its Transfer Agent. The Corporation shall issue and deliver shares of Common Stock to an overnight courier not later than Two Business days following receipt of the original Preferred Stock

         Certificate(s) to be converted.



         Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Designation.


Date of Conversion:

_______________________________________

Number of shares of Convertible Preferred Stock to be Converted:

_______________________________________


Signature:

_______________________________________

Name:

_______________________________________

Address:

_______________________________________

Fax No.:

_______________________________________

         2. Address where shares of Common Stock and any other payments or certificates shall be sent by the Corporation.

                                                                      SCHEDULE A


                    SCHEDULE OF EXCHANGES FOR GLOBAL SECURITY


         The initial number of shares of Series A PIK Preferred Stock represented by this Global Preferred Share shall be __________. The following exchanges of a part of this Global Preferred Share have been made:


-------------------------------------------------------------------------------------------------------------------------------
                           Amount of increase in                                                      Signature of
                            the number of shares    Number of shares represented by this               authorized
                            represented by this       Global Preferred Share following                  officer
    Date of Exchange       Global Preferred Share        such increase or decrease                    of Registrar
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------